UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO ZHONGTAI AIR SOLUTION
	B. Representative		Jeong, Soon-Goo
	C. Main business		Production and sales of high purity rare gas
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	-
		Total liabilities	-
		Total shareholders’ equity	-
		Capital stock	-

2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	-
		Shareholding ratio (%)	-
	After inclusion	Shares held (shrs.)	12,603,551
		Shareholding ratio (%)	75.1

3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	-
		Percentage in total assets (%)	-
	After inclusion	Value of shares held (KRW million)	63,018
		Percentage in total assets (%)	0.12

4. Total number of subsidiaries	Before inclusion		18
	After inclusion		19

5. Reasons for inclusion			Corporation establishment

6. Date of inclusion			August 26, 2024

7. Date of board resolution (decision date)			December 21, 2023

8. Other matters to be factored into investment decisions			- POSCO ZHONGTAI AIR SOLUTION is a newly established subsidiary of POSCO HOLDINGS and will report the incorporation of affiliate in accordance with Article 30(1) of the Monopoly Regulation and Fair Trade Act.

- ‘Share held’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ is 12,603,551shares representing 75.1% of the total number of shares (16,782,358 shares) issued by POSCO ZHONGTAI AIR SOLUTION after the its establishment in which POSCO HOLDINGS is acquiring through contribution in cash.

- ‘Value of shares held (KRW million)’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the equity value of 12,603,551 shares representing 75.1% of total issued shares and ‘Percentage in total assets (%)’ after inclusion is the share of the equity value to the total assets of the separate financial statements of POSCO HOLDINGS on FY 2023 Business Report.

- Above 6 ‘date of inclusion’ is settlement date of share transaction.

- Above 7. Date of board resolution (decision date) is the date of resolution of the Finance Committee under board of directors of POSCO HOLDINGS.

- The Finance Committee of POSCO HOLDINGS is composed of four committee members (three outside directors, one inside director).

- POSCO ZHONGTAI AIR SOLUTION is a corporation located in Gwangyang, Korea that produces and sells high-purity rare gas.

Related disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 26, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President